



23 January 2008

Tesco PLC

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 23 January 2008 relating to the Tesco PLC £10,000,000,000 Euro Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

Offering Circular

http://www.rns-pdf.londonstockexchange.com/rns/4263m_-2008-1-23.pdf

DISCLAIMER - INTENDED ADDRESSEES

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